Exhibit 11

GLASSMASTER COMPANY
COMPUTATION OF EARNINGS PER SHARE
For the two years ended August 31
(Thousands except for per share figures)

	2004	2003
Primary:
Loss from Continuing Operations	($9)	($322)
Loss from Discontinued Operations	0	0

Net Loss	($9)	($322)

Basic:
Average Shares Outstanding	1,643	1,643
Per Share Amounts:
Continuing Operations	($.01)	($.20)
Discontinued Operations	0	0

Net Loss	($.01)	($.20)

Diluted:
Average Shares Outstanding	1,643	1,643
Net effect of dilutive stock options under the treasury stock method using the average market price	0	0

Total	1,643	1,643
Per Share Amounts:
Continuing Operations	($.01)	($.20)
Discontinued Operations	0	0

Net Loss	($.01)	($.20)

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